UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35390

FIRST NIAGARA FINANCIAL GROUP, INC.

(Exact name of registrant as specified in its charter)

c/o KeyCorp

127 Public Square

Cleveland, Ohio 44114-1306

(216) 689-3000

(Address, including zip code and telephone number, including area code of registrant’s principal executive offices)

Common Stock, par value $0.01

Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series B

7.25% Subordinated Notes due 2021

6.750% Senior Notes due 2020

Unissued securities registered under Automatic Shelf Registration Statement on Form S-3

(File No. 333-198839)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01: 0 holders

Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series B: 0 holders

7.25% Subordinated Notes due 2021: 49 holders

6.750% Senior Notes due 2020: 46 holders

Unissued securities registered under Automatic Shelf Registration Statement on Form S-3 (File No. 333-198839): 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, KeyCorp, as successor by merger to First Niagara Financial Group, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 8, 2016

KEYCORP
As successor by merger to First Niagara Financial Group, Inc.

By:	/s/ Donald R. Kimble
Name: Donald R. Kimble
Title: Chief Financial Officer